

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 7, 2006

Daniel Knutson
Senior Vice President and Chief Financial Officer
Land O'Lakes, Inc.
4001 Lexington Avenue North
Arden Hills, MN 55112

> **Re:** **Land O'Lakes, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 30, 2005**
> **File No. 333-84486**

Dear Mr. Knutson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne
       Ms. Shannon Buskirk